Mail Stop 3561

December 2, 2009

E.V. Bonner, Jr., Esq.
Executive Vice President & General Counsel
Susser Holdings Corporation
4525 Ayers Street
Corpus Christi, Texas 78415

>   **Re: Susser Holdings Corporation, and co-registrants**
>   **Registration Statement on Form S-3**
>   **Filed November 3, 2009**
>   **File No. 333-162851 to -02**
>   **Form 10-K for Year Ended December 28, 2008**
>   **Filed March 13, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 17, 2009**
>   **Form 10-Q for the Period Ended September 27, 2009**
>   **Filed November 6, 2009**
>   **File No. 1-33084**

Dear Mr. Bonner:

    We have reviewed your filings and have the following comments. We have limited our review of your registration statement on Form S-3 to those issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. You should comply with the comments regarding your annual and quarterly reports and your definitive proxy statement in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

1. We note that you have 19 subsidiary guarantor registrants, as disclosed in the table on the front cover page of your registration statement. However, it does not appear that you have included these guarantor registrants as co-registrants to the filing and provided them with EDGAR file numbers in conjunction with this registration statement. In this regard, we note that you have included your co-issuers, Susser Finance Corporation and Susser Holdings, L.L.C., as co-registrants and proved them with EDGAR file numbers in conjunction with this registration statement, file numbers 333-162851-01 and 333-162851-02, respectively. Please revise or advise.

Forward-Looking Statements, page 2

2. We note your reference to the Private Securities Litigation Reform Act of 1995 in this section regarding the safe harbor protections for forward-looking statements. However, reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in connection with an offering by, or relating to the operations of, a partnership, a limited liability company, or a direct participation investment program. See Section 27A(b)(2)(E) of the Securities Act of 1933. Therefore, it appears that the Private Securities Litigation Reform Act of 1995 does not apply to some of your co-registrants. Please revise your statement on page two, and throughout your document, to make clear that, each time you refer to this Act, the safe harbor does not apply to your co-registrants that are partnerships, a limited liability companies, or a direct participation investment programs. Alternatively, please delete your reference to the Private Securities Litigation Reform Act in this document.

Signatures – Quick Stuff of Texas, Inc., page II-15

3. We note that Rocky B. Dewbre signed Quick Stuff of Texas, Inc.'s registration statement in his capacity as that company's "Executive Vice President." However, it is unclear whether Mr. Dewbre is, in fact, that company's principal executive officer or performing a similar function. This registration statement must be signed by each company's principal executive officer, principal financial officer, principal accounting officer or controller, and a majority of directors, or persons performing similar functions. See the Instructions for Signatures section of Form S-3. Please revise to indicate, if true, that Mr. Dewbre is Quick Stuff of Texas, Inc.'s principal executive officer or performing a similar function. If not true, please have that company's principal executive officer or a person performing a similar function sign that registration statement.

Form 10-K for the Year Ended December 28, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 30

4. We note that in your Overview and your Market and Industry Trends subsections you discuss certain factors that you believe will affect your results of operations and financial condition. In future filings, please expand these subsections to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. As examples only, and not an exhaustive list of the revisions you should make in future filings, please address the following:

    *   Please explain the basis for your belief in the second paragraph of your Overview subsection on page 31 that your "combined retail/wholesale business model, scale, market share, and foodservice and merchandising offerings, combined with [y]our highly productive new store model and selective acquisition opportunities, position [you] for ongoing growth in sales and profitability."

    *   In this regard, we note also the disclosure in the last paragraph on page 42 that you plan to finance most of your new store spending plan with lease financing and expect net capital spending of approximately $40 to $60 million in 2009 to be financed with cash from operations, cash balances, and borrowings. Please discuss your acquisition opportunities, new store spending, and capital spending plans or programs going forward and how you believe these opportunities will impact your financial operations and position in future periods.

    *   In the first paragraph of your Competition subsection on page eight, you state that over the past 13 years, several non-traditional retailers, such as supermarkets, club stores, and hypermarkets, have impacted the convenience store industry, particularly in the geographic areas in which you operate, by entering the motor fuel retail business. Also, you state that these non-traditional motor fuel retailers have captured a significant share of the retail motor fuel market, and you expect their market share will continue to grow. Please discuss this trend further in your Management's Discussion and Analysis of Financial Condition and Results of Operations section and address how it has impacted you already and will impact you in the future and how you plan to address this trend going forward.

    *   In the first paragraph of your Market and Industry Trends subsection on page 32, you state that energy prices began a downward trend towards the end of 2008 causing your motor fuel volumes to increase and credit card fees and utility costs to decrease during the fourth quarter of 2008. Also, in the third-to-last paragraph on page 21 in your quarterly report on Form 10-Q for the period ended September

27, 2009, you state that energy prices in mid-2008 reached record highs and that the cost of crude oil fell below $40 per barrel in the first quarter of 2009, was on an upward trend in the first half of 2009, and was more stable during the third quarter of 2009. Please discuss whether you believe this recent volatility in energy prices, including the cost of crude oil, will continue in future periods, the impact that energy price stability or volatility will have on your financial position and operations in those periods, and how you plan to deal with energy price stability or volatility going forward.

- In the third paragraph of your Market and Industry Trends subsection on page 32, you discuss certain significant trends in the retail convenience store industry, including a decline in the number of cigarettes sold, the expansion of foodservice categories as an increased percentage of merchandise, and the increased motor fuel competition from hypermarkets. Please discuss how these trends have impacted you and how you believe they will impact you going forward. In this regard, we note that you believe that your larger format stores, more efficient motor fueling facilities, and your Laredo Taco Company and Country Cookin' offerings position you strongly to competitively address these industry trends. Please discuss basis for this belief.

Application of Critical Accounting Policies, page 46

Business Combinations and Intangible Assets Including Goodwill, page 46

5. We read your statement, "[a]t our annual measurement date, the estimated fair values for our Retail and Wholesale reporting units exceeded the recorded net book values (including goodwill) of the reporting units. However, a lower fair value estimate in the future for any of these reporting units could result in an impairment." In future filings, please expand your disclosure to provide additional qualitative and quantitative factors that convey to investors the current and ongoing risks related to the recoverability of goodwill as well as the risks that additional charges may need to be recorded in future periods. See Item 303 of Regulation S-K and Section V of our Interpretive Release No. 33-8350. In this regard, please tell us and revise your future disclosure to address the following for each reporting unit:

- Percentage by which fair value of the reporting unit exceeded carrying value as of the date of the most recent test;

- Description of the methods and key assumptions used and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible, for example: the valuation model assumes recovery from a business downturn within a defined period of time; and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

6. Please provide to us a summary of your Step 1 results from your most recent annual goodwill impairment test and include a comparison of the fair value of your reporting units to your market capitalization, and further explain the underlying reasons for the difference.

Item 9A. Controls and Procedures, page 51

7. You state that your disclosure controls and procedures were effective, and you state that your disclosure controls and procedures were designed to be effective at a reasonable assurance level. Therefore, if true, please confirm for us, and disclose in future filings, that your disclosure controls and procedures were effective at the reasonable assurance level for which they were designed.

Signature, page 60

8. Please note that the report must be signed by your principal accounting officer, and any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2(b) of General Instruction D to Form 10-K. Please confirm for us whether your chief financial officer, Mary E. Sullivan, also served as your principal accounting officer at the time you filed this annual report. In this regard, we note that Ms. Sullivan signed your registration statement on Form S-3 in her capacities as both your principal financial officer and principal accounting officer. If Ms. Sullivan did serve as your principal accounting officer at the time you filed your annual report, please confirm that, in future filings, you will indicate each capacity in which any individual signs the report. If not, please file an amendment containing the signature of your principal accounting officer at the time your filed your annual report.

Exhibit 10.32

9. We note that you have incorporated by reference into your annual report, as Exhibit 10.32 to the annual report, the Credit Agreement dated November 13, 2007 that you filed as Exhibit 10.1 to your current report on Form 8-K on November 19, 2007. First, in future filings, please include the correct date of this agreement. Also, in the Table of Context to that Credit Agreement, it appears that the agreement contains certain schedules and exhibits that you did not file with the Credit Agreement or elsewhere. Please file an amended current report on Form 8-K that includes the

schedules and exhibits to the Credit Agreement or tell us why it is not appropriate for you to do so.

Exhibit 21.1

10. The list of your subsidiaries in this exhibit does not include all the subsidiaries listed in the Table of Subsidiary Guarantor Registrants in your registration statement on Form S-3. Please tell us why you did not include all the subsidiaries listed in your registration statement's table in your annual report's Exhibit 21.1. In this regard, if you had subsidiaries at the time your filed your annual report on Form 10-K that should have been included in Exhibit 21.1, but which you failed to include in that exhibit, please confirm for us that, in future filings, you will include all the required subsidiaries as a list in an exhibit to those future filings, as applicable.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 12

11. We note your discussion under the heading, "Relative Size of Major Compensation Elements," in which you state that you seek to achieve an appropriate balance between immediate cash compensation and long-term incentives designed to retain key personnel and align their interests with long-term shareholders, and you state that incentive compensation typically corresponds to an executive's responsibilities, with the level of incentive compensation constituting a greater percentage of total compensation for more senior executives. Also, we note your discussion under the heading, "Determination of Executive Compensation Level," in which you state that compensation decisions are based on external, objective criteria and on each executive's individual attributes, performance objectives, responsibilities, and contributions. In addition to these disclosures, in future filings, please provide greater detail about how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation. For example, please discuss the manner in which your compensation program and policies balance short and long-term performance. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Further, in this regard, please discuss any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

Individual Performance Contributions, page 14

12. You state that the subjective criteria you disclose are used to supplement objective financial performance metrics for purposes of assisting you in considering increases in annual base salary above the level specified in an executive's employment

agreement and increases or decreases in an executive's annual performance bonus above or below the level called for by reference to achievement of specific financial targets. Therefore, it is unclear whether annual base salaries and annual performance bonuses are established or changed by obtaining certain objective financial results or whether each executive's salary determination is completely subjective. If certain financial results are quantified to establish or change base salaries and annual performance bonuses, in future filings, please specify these results. See Item 402 (b)(2)(v) of Regulation S-K. If financial results are not quantified, please state.

13. Further, regardless of whether or not certain financial results are quantified, please clarify the manner in which you use the metrics you discuss throughout this section, including leadership, customer/frontline employee experience, financial performance/acumen, ethics/integrity, and others, in determining the amount of compensation in each of your named executive officers' compensation components.

Comparative Compensation Analysis, page 14

14. You state that you conducted a comparative study of compensation practices at other companies for purposes of benchmarking your 2008 compensation decisions. In future filings, please discuss what information you consider in this data and identify the components of the benchmarks you use in compensation decisions pursuant to Item 402(b)(2)(xiv) of Regulation S-K. For example, please discuss whether you benchmark the components of base pay, annual bonuses, long-term incentive awards, and total compensation of each officer's position against one or more appropriate job matches from the study, based on primary job responsibilities and scope of the position, which is typically based on revenue or asset size, and in some circumstances, on number of employees.

Annual Bonuses, page 16

15. We note that you consider the objective performance criteria established as part of the management bonus program to be important components in making award determinations, however, bonus determinations are nonetheless entirely discretionary in nature. Even so, it does not appear that you have, in fact, provided a quantitative discussion of the terms of the targets to be achieved. In future filings, please disclose these terms. Alternatively, in future filings, if you believe that disclosure of that information would result in competitive harm, such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please discuss the basis for this belief. Also, if disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it would be for the executive or how likely it would be for the registrant to achieve the target levels or other factors.

Long Term Incentive Awards, page 17

16. In future filings, please disclose the reasons that you decided to award 5,000 shares of restricted stock to Sam L. Susser in addition to a cash bonus for his 2007 performance and award him 7,500 shares of restricted stock in addition to his cash bonus for his 2008 performance. Also, please disclose the reasons you awarded 4,000 shares of restricted stock to your other executive officers for their 2008 performances and why these amounts were less than the amount awarded to Mr. Susser.

Certain Relationships and Related Party Transactions, page 35

Employment of Jerry Susser, page 35

17. In future filings, please disclose whether the compensation and bonus amounts you awarded Jerry Susser in return for the services he provided you were comparable to amounts you would have awarded an unaffiliated third party.

Policy Regarding Transactions with Affiliates, page 36

18. You state that your audit committee reviews and pre-approves all related party transactions in accordance with the provisions of your written audit committee charter. In future filings, please state whether you have adopted written policies and procedures regarding the evaluation and approval of transactions between you and related parties that are required to be disclosed under Section 404(a) of Regulation S-K. Also, please discuss the manner in which the audit committee reviews, approves, or ratifies related party transactions based upon the specific facts and circumstances presented, as required by Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

*   *   *   *   *   *

As appropriate, please amend your registration statement on Form S-3 in response to these comments and respond to our comments regarding your other filings within 10 business days, or tell us by that time when you will provide us with a response. You may wish to provide us with marked copies of your amendment to expedite our review. Please furnish a cover letter with your amendment and responses that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Also, in connection with responding to our comments regarding your other filings, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Senior Accountant, at (202) 551-3202 if you have any questions regarding the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Rod Miller, Esq.
      Weil, Gotshal & Manges LLP
      Via Facsimile